UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Stephanie Look
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2171
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS RECORD 2011 FIRST QUARTER
FINANCIAL RESULTS
•	Total Revenue: $281.3 million, representing a 15 percent increase year over year

•	Non-GAAP Operating Income: $160.6 million, representing 57 percent of revenues

•	Non-GAAP EPS: $0.64, representing a 16 percent increase year over year

REDWOOD CITY, CA – April 14, 2011 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the first quarter ending March 31, 2011.

“I am pleased to begin 2011 on such a high note.  Check Point delivered record first quarter results that exceeded our own projections with growth driven by our high-end network security appliance product lines and the great performance of our annuity software blades including IPS and the new Application Control Software Blade,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies.

Financial Highlights:

•	Total Revenue: $281.3 million, an increase of 15 percent, compared to $245.1 million in the first quarter of 2010.
•
GAAP Operating Income: $141.3 million, an increase of 22 percent, compared to $115.9 million the first quarter of 2010. GAAP operating margin was 50 percent, compared to 47 percent in the first quarter of 2010.

•
Non-GAAP Operating Income: $160.6 million, an increase of 17 percent, compared to $137.6 million in the first quarter of 2010. Non-GAAP operating margin was 57 percent, compared to 56 percent in the first quarter of 2010.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $122.1 million, an increase of 25 percent, compared to $98.0 million in the first quarter of 2010. GAAP earnings per diluted share were $0.57, an increase of 24 percent, compared to $0.46 in the first quarter of 2010.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $137.1 million, an increase of 17 percent, compared to $116.8 million in the first quarter of 2010. Non-GAAP earnings per diluted share were $0.64, an increase of 16 percent, compared to $0.55 in the first quarter of 2010.

•	Deferred Revenues: As of March 31, 2011, we had deferred revenues of $460.4 million, an increase of 10 percent, compared to $419.8 million as of March 31, 2010.
•	Cash Flow: Cash flow from operations was $211.6 million, a decrease of 3 percent, compared to $217.8 million in the first quarter of 2010.
•	Share Repurchase Program: During the first quarter of 2011, we repurchased 1.52 million shares at a total cost of $75 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $2,572.2 million as of March 31, 2011, an increase of $520.5 million, compared to $2,051.7 million as of March 31, 2010.

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 2

For information regarding the Non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Business Highlights:

In the first quarter of 2011, Check Point introduced 3D Security – a new vision that redefines security as a three-dimensional business process – uniquely combining policies, people and enforcement for stronger protection of information assets in 21st century IT environments.

Check Point’s latest software release R75 is the first step in making 3D Security a reality. With five new or improved Software Blades – Application Control, Identity Awareness, Data Loss Prevention, Intrusion Prevention and Mobile Access – R75 enables businesses to gain greater visibility, user awareness and multi-dimensional security in a single solution.

Check Point continues to deliver advanced and award-winning solutions that customers trust:

•
Check Point Achieved 100% in Firewall, Identity Awareness and Application Control Enforcement in NSS Labs Next Generation Firewall Testing – Check Point is the first vendor to complete NSS Labs’ rigorous third-party testing and receive a certified stamp of recommendation.

•
Check Point Achieved 97.3 Percent Security Effectiveness in NSS Labs Intrusion Prevention Group Test – The IPS Software Blade achieved 97.3 percent security effectiveness, setting a new standard for integrated IPS.

•	CRN Magazine Channel Champion, Network Security – Software Blade Architecture™, DLP Software Blade, IPS Software Blade and UTM-1 appliances

•	PC Market Best of IT Award, Hong Kong – Check Point Endpoint Security

•	CRN Magazine Channel Champion, India – Network Security

•	Network Computing Security and Hardware Product of the Year – Check Point UTM-1

In addition, Vice President of Global Field Operations, Amnon Bar-Lev, was also named a 2011 Channel Chief by CRN Magazine, recognizing his role in the strategic development and success of Check Point’s channel community.

Shwed concluded, “Check Point’s continued growth is a testament to the quality of our security products and the success of our strategy.  We have a single focus in mind – securing our customer’s IT environment.  Our 3D Security vision that just launched takes security to the next level by defining security as a business process combining policy, people and enforcement to create the best protection for every enterprise.”

Second Quarter Investor Conference Participation Schedule:

•	Jeffries 2011 Global Technology, Internet, Media and Telecommunications Conference
May 11, 2011 – NY, NY

•	JP Morgan 39th Annual Global Technology, Media and Telecommunications Conference
May 15, 2011 – Boston, MA

•	Cowen & Company Technology, Media and Telecommunications Conference
June 1, 2011 – NY, NY

•	Bank of America 2011 Technology Conference
June 2, 2011 – NY, NY

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 3

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 14, 2011 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit Check Point’s website at: www.checkpoint.com/ir. A replay of the conference call will be available through April 21, 2011 at the company's website www.checkpoint.com/ir or by telephone at +1.201.612.7415, replay ID number 370478, account # 215.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade Architecture™. The dynamic Software Blade Architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2011 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, other than temporary impairment of marketable securities, net, and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2011	2010
	(unaudited)	(unaudited)
Revenues:
Products and licenses	$105,258	$91,038
Software updates, maintenance and services	176,016	154,039
Total revenues	281,274	245,077

Operating expenses:
Cost of products and licenses	17,652	16,505
Cost of software updates, maintenance and services	14,297	12,245
Amortization of technology	7,849	8,066
Total cost of revenues	39,798	36,816

Research and development	27,643	24,322
Selling and marketing	58,509	54,776
General and administrative	13,990	13,302
Total operating expenses	139,940	129,216

Operating income	141,334	115,861
Financial income, net	10,528	7,193
Income before taxes on income	151,862	123,054
Taxes on income	29,772	25,013
Net income	$122,090	$98,041

Earnings p9+er share (basic)	$0.59	$0.47
Number of shares used in computing earnings per share (basic)	208,177	209,014

Earnings per share (diluted)	$0.57	$0.46
Number of shares used in computing earnings per share (diluted)	214,934	213,523

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2011	2010
	(unaudited)	(unaudited)

GAAP operating income	$141,334	$115,861
Stock-based compensation (1)	8,245	8,933
Amortization of intangible assets (2)	11,031	12,763
Non-GAAP operating income	$160,610	$137,557

GAAP net income	$122,090	$98,041
Stock-based compensation (1)	8,245	8,933
Amortization of intangible assets (2)	11,031	12,763
Gain on Sale of marketable securities previously impaired(3)	(1,368)	-
Taxes on the above items (4)	(2,929)	(2,948)
Non-GAAP net income	$137,069	$116,789

GAAP Earnings per share (diluted)	$0.57	$0.46
Stock-based compensation (1)	0.04	0.04
Amortization of intangible assets (2)	0.05	0.06
Gain on Sale of marketable securities previously impaired(3)	(0.01)	-
Taxes on the above items (4)	(0.01)	(0.01)

Non-GAAP Earnings per share (diluted)	$0.64	$0.55

Number of shares used in computing Non-GAAP earnings per share (diluted)	214,934	213,523

(1) Stock-based compensation:
Cost of products and licenses	$11	$11
Cost of software updates, maintenance and services	190	227
Research and development	1,433	1,648
Selling and marketing	1,891	2,246
General and administrative	4,720	4,801
	8,245	8,933

(2) Amortization of intangible assets:
Amortization of technology- Cost of revenues	7,849	8,066
Research and development	-	685
Selling and marketing	3,182	4,012
	11,031	12,763

(3) Gain on Sale of marketable securities previously impaired	(1,368)	-
(4) Taxes on the above items	(2,929)	(2,948)

Total, net	$14,979	$18,748

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

ASSETS

	March 31,	December 31,
	2011	2010
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$339,224	$551,777
Marketable securities and short term deposits	743,526	537,718
Trade receivables, net	199,068	283,192
Prepaid expenses and other current assets	40,260	44,247
Total current assets	1,322,078	1,416,934

Long-term assets:
Marketable securities	1,489,453	1,325,451
Property and equipment, net	37,197	37,065
Severance pay fund	6,709	6,532
Deferred tax asset, net	23,155	18,122
Other intangible assets, net	55,734	66,765
Goodwill	717,052	717,052
Other assets	17,045	17,381
Total long-term assets	2,346,345	2,188,368

Total assets	$3,668,423	$3,605,302

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$421,873	$424,158
Trade payables and other accrued liabilities	203,012	239,104
Total current liabilities	624,885	663,262

Long-term deferred revenues	38,560	40,394
Income tax accrual	190,515	169,370
Deferred tax liability, net	1,293	1,721
Accrued severance pay	11,750	11,224
	242,118	222,709
Total liabilities	867,003	885,971

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	604,749	580,276
Treasury shares at cost	(1,368,505)	(1,306,382)
Accumulated other comprehensive income	13,233	15,584
Retained earnings	3,551,169	3,429,079
Total shareholders’ equity	2,801,420	2,719,331
Total liabilities and shareholders’ equity	$3,668,423	$3,605,302
Total cash and cash equivalents, marketable securities and short term deposits	$2,572,203	$2,414,946

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended
	March 31,
	2011	2010
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$122,090	$98,041
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,729	1,841

Amortization of intangible assets	11,031	12,763
Stock-based compensation	8,245	8,933
Increase in trade and other receivables, net	83,225	100,043

(Decrease) Increase in deferred revenues, trade payables and other accrued liabilities	(13,858)	409
Excess tax benefit from stock-based compensation	(53)	(1,833)
Deferred income taxes, net	(804)	(2,392)
Net cash provided by operating activities	211,605	217,805

Cash flow from investing activities:
Cash paid in conjunction with acquisitions	(5,516)	-
Investment in property and equipment	(1,861)	(896)
Net cash used in investing activities	(7,377)	(896)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	31,515	32,060
Purchase of treasury shares	(75,000)	(50,000)
Excess tax benefit from stock-based compensation	53	1,833
Net cash used in financing activities	(43,432)	(16,107)

Unrealized (loss) gain on marketable securities, net	(3,539)	3,937

Increase in cash and cash equivalents and marketable securities	157,257	204,739

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	2,414,946	1,846,999
Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$2,572,203	$2,051,738

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
April 14, 2011		Tal Payne
Chief Financial Officer

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 9